                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. ...)*


                          MetroCorp Bancshares, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                    Common Stock $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                               591650 10 6
                     ----------------------------------
                              (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 591650 10 6                 13G                     Page 2 of 5 Pages
          -----------

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DON J. WANG

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)  / /
                                                         (B)  / /
     NONE
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

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 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                       513,213
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH:                       0
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                    513,213
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               514,365
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 7.3%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------

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                                   ITEM 1(a)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").

                                   ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

                                   ITEM 2(a)

Name of person filing:  The reporting person is Don J. Wang.

                                   ITEM 2(b)

Address or principal business office or, if none, residence: The address of Don J. Wang is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

                                   ITEM 2(c)

Citizenship:  Don J. Wang is a citizen of the United States of America.

                                   ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by Don J. Wang is common stock, $1.00 par value (the "Common Stock").

                                   ITEM 2(e)

CUSIP Number:  591650 10 6

                                    ITEM 3

Not applicable

                                    ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Don J. Wang is 514,365 shares of Common Stock, which includes 210,084 shares held of record by the Emily Wang Trust, of which Mr. Wang is the trustee, 210,084 shares held of record by the Michael Wang Trust, of which Mr. Wang is the trustee, 1,152 shares held of record by the wife of Mr. Wang and 20,000 shares which may be acquired pursuant to the Founding Director Plan.

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(b)  The percent of the class of Common Stock beneficially owned by Don J.
     Wang is 7.3%.

(c) Don J. Wang has the sole power to vote or to direct the vote of 513,213 shares of the Common Stock and the sole power to dispose or to direct the disposition of 513,213 shares of the Common Stock.

                                    ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                    ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                    ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                    ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                    ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 10, 1999
                                       ----------------------------------------
                                       (Date)


                                       /s/ Don J. Wang
                                       ----------------------------------------
                                       (Signature)


                                       Don J. Wang
                                       ----------------------------------------
                                       (Name/Title)









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